UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
             [X] Form 10-Q [ ] Form N-SAR

For Period Ended:  September 30, 2006
                   ------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Deer Valley Corporation
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Full Name of Registrant

Cytation Corp.
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Former Name if Applicable

4902 Eisenhower Blvd., Suite 185
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Address of Principal Executive Office (Street and Number)

Tampa,Florida 33634
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City, State and Zip Code

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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The  accountant's  statement  or  other  exhibit  required  by  Rule
     12b-25(c)  has  been  attached  if  applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Registrant needs additional time to complete its review of financial information following changes to financial accounting standards and major changes in share capitalization due to shareholder action during the quarter ended September 30, 2006. As a result of the delay related to this complexity and in order to ensure the accuracy and completeness of the Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, the Registrant is unable to complete and file its Form 10-QSB by the prescribed filing date without unreasonable effort and expense. The Registrant currently anticipates filing the Form 10-QSB within 5 days of the date on which its Form 10-QSB is due.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Brent A. Jones          813                   224-9255
     --------------      ------------              --------
         (Name)           (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the Registrant's acquisition of Deer Valley Homebuilders, Inc., the Registrant anticipates a change in its results of operations for the quarter ended September 30, 2006 when compared to the corresponding period for its previous fiscal year. At this time, the Registrant's financial statements are not complete and remain subject to review. As such, the Registrant cannot make a reasonable estimate of the positive change in results of operations from the corresponding period of the prior year which will be reported on its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, nor can it quantify the extent of any change at this time.

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                          Deer Valley Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    November 14, 2006             /s/ Charles G. Masters
      -------------------             ----------------------
                                     Charles, G. Masters
                                     President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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